UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-27663

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NewEdge Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Waterfront Place, Suite 510
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph F. Banco	412-391-7077	jbanco@macg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton
(Name – if individual, state last, first, and middle name)

12 Federal Street, Suite 200	Pittsburgh	PA	15212
(Address)	(City)	(State)	(Zip Code)

	00248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of New Edge Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Jean Sesler, Notary Public
Allegheny County
My commission expires November 12, 2024
Commission number 1118963
Member, Pennsylvania Association of Notaries

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEWEDGE SECURITIES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of NewEdge Capital Group, LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

NEWEDGE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

CONTENTS

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
NewEdge Securities, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated statement of financial condition of NewEdge Securities, Inc. and Subsidiary (the "Company"), a wholly owned subsidiary of NewEdge Capital Group, LLC, as of December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

Grant Thornton

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 25, 2022

NEWEDGE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and Cash Equivalents	$ 6,733,969
Securities Owned - At Fair Value	11,755,828
Accounts Receivable	857,750
Related Party Receivables	902,633
Receivable From Clearing Organizations	495,362
Deposits with Clearing Organizations	520,000
Prepaid and Other Assets	92,784
State Income Tax Receivable	27,212
Deferred Tax Assets	2,532,191
Total Assets	$ 23,917,729
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Margin Liability Payable to Clearing Organization	$ 7,422,122
Accounts Payable, Accrued Expenses, and Other Liabilities	2,683,351
Securities Sold, Not Yet Purchased - At Fair Value	25,688
Related Party Payables	1,524,759
Total Liabilities	11,655,920
Stockholder's Equity	
Common Stock; $1 Par Value; 10,000 Shares Authorized; 750 Shares Issued and Outstanding	750
Additional Paid-In Capital	4,059,860
Retained Earnings	8,201,199
Total Stockholder's Equity	12,261,809
Total Liabilities and Stockholder's Equity	$ 23,917,729

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION

The consolidated statement of financial condition of NewEdge Securities, Inc. and Subsidiary includes the accounts and balances of NewEdge Securities, Inc. and its wholly owned subsidiary, LPA Insurance Agency, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

NewEdge Securities, Inc. was incorporated under the laws of the Commonwealth of Pennsylvania in December 1981 under the name Mid Atlantic Capital Corporation. On November 1, 2021, the Company changed its name to NewEdge Securties, Inc. ("NES", the "Company"). The Company is a wholly owned subsidiary of NewEdge Capital Group, LLC (the "Parent"), a Delaware corporation. The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company has a nationwide customer base that includes institutional, corporate, and individual investors.

LPA Insurance Agency, Inc. was incorporated under the laws of the State of California in July 1998. The company provides insurance and investment related products and services principally to individuals.

The Company utilizes National Financial Services, LLC ("NFS"), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company also utilizes National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. As such, the Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition of the Company is prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Immaterial Correction of an Error

On July 1, 2020, certain clearing and settlement services of institutional mutual fund transactions were assumed by a company under common ownership. At this time, the Company did not allocate certain expenses related to bank fees associated with these transactions to the related party. In 2021, the Company determined these fees should have been recognized by the company under common ownership and retroactively charged the related party. This resulted in immaterial adjustments to opening equity, related party receivables, related party payables, deferred tax assets, and state income tax receivable.

In the opinion of management, the error is not material to prior reported amounts.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual balances could differ from those estimates.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions and Commissions

The Company accounts for credit losses on financial assets measured at amortized cost basis and off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company adopted the standard effective January 1, 2020.

Management has concluded that adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

The Company clears its securities transactions on a fully disclosed basis through its clearing broker. Under the clearing agreement the Company indemnifies the clearing broker for losses incurred on clearing transactions and carrying accounts for customers. Under this agreement, the clearing broker requires the Company to maintain a cash deposit and may withhold other amounts due the Company. The clearing broker is subject to various regulations which require certain specified levels of regulatory capital, initial and maintenance margin for customer accounts and protect balances held by customers and broker-dealers. The Company receives payment from the clearing broker monthly for commissions and other income it collects on behalf of the Company. Due to the short term nature of receivables related to commissions and other income and the fact that the Company has not experienced any significant losses related to its clearing arrangement it has not recorded a credit loss allowance.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the differences in settlement date versus trade date recording is not considered material to the consolidated financial statement.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions (banks) and it's clearing organizations. Those organizations are located in Pennsylvania (financial institutions) and Massachusetts (clearing organizations). Accounts at the financial institutions are insured by the Federal Deposit Insurance Corporation. At times, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

Accounts Receivable

The Company provides an allowance for doubtful accounts. At December 31, 2021, in the opinion of management, no allowance was deemed necessary.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Margin Liability

In the normal course of business, the Company may borrow money from its clearing organization to purchase securities in its proprietary accounts. The borrowings are secured by the securities and bear interest at the short-term borrowing rate of the clearing organization. Margin borrowings are presented gross in the consolidated statement of financial condition.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740, Income Taxes, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the U.S. consolidated income tax return of NewEdge Capital Group, LLC for the year-ended December 31, 2021. Up through October 1, 2020, the Company was included in the U.S consolidated income tax return of EdgeCo Holdings, Inc. On October 1, 2020, the Company was part of a restructuring transaction that caused it to be distributed out its historical consolidated group and become a part of a new consolidated group with NewEdge Capital Group, LLC as the parent. The restructuring transaction has no tax related impact on the separate company financial statements of the Company.

The Company reports accrued interest and penalties related to unrecognized tax benefits on the related tax liability line in the consolidated statement of financial condition. Total interest and penalties during 2021 was $0.

GAAP prescribes rules for recognition, measurement, classification, and disclosure in the Consolidated Financial Statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Parent's federal and certain of the Company's state tax returns remain open for income tax examination for three years from the date of filing.

COVID-19

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The Company evaluated the impacts of Covid on its business thus far and determined the impacts have been minimal. The Company experienced decreases in certain fees earned, and any changes in other revenue sources were due to changes in business operations that were unrelated to Covid.

The Company will continue to monitor the evolving COVID-19 pandemic and any potential long-term impacts of continued economic and market volatility.

Subsequent Events Evaluation

The accompanying Consolidated Financial Statements include an evaluation of events or transactions that have occurred after December 31, 2021 and through the date the Consolidated Financial Statements were issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or
unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3 - FAIR VALUE (CONTINUED)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities: U.S. government securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. government securities are categorized in Level 1 or Level 2 of the fair value hierarchy, depending on the inputs used and market activity levels for specific securities.

Municipal Securities: Municipal securities are priced by independent pricing services, typically obtained from dealers and trade prices. Municipal securities are categorized in Level 2 of the fair value hierarchy, as the significant inputs are observable.

Corporate Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis differences between cash and derivative instruments. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Equity Securities and Mutual Funds: Equity securities and mutual funds are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

There have been no changes in the methodologies used at December 31, 2021.

At December 31, 2021, the Company's financial assets and liabilities consisted of securities owned and securities sold, not yet purchased.

The following are the classes of assets and liabilities measured at fair value as of December 31, 2021, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

3 - FAIR VALUE (CONTINUED)

Fair Value Measurements (Continued)

	Level 1	Level 2	Level 3	Total
Recurring Fair Value Measurements				
Assets				
Cash and Cash Equivalents	$ 6,733,969	$ -	$ -	$ 6,733,969
Securities Owned				
Municipal Obligations	-	11,750,475	-	11,750,475
Equity Securities	258	-	-	258
Mutual Funds	131	-	-	131
Corporate Obligations	-	4,964	-	4,964
	$ 6,734,358	$ 11,755,439	$ -	$ 18,489,797
Liabilities				
Securities Sold, Not Yet Purchased				
Federal and State Government Obligations	$ 20,649	$ -	$ -	$ 20,649
Municipal Obligations	-	5,013	-	5,013
Mutual Funds	26	-	-	26
	$ 20,675	$ 5,013	$ -	$ 25,688

There were no transfers between Level 1 and Level 2 during the year.

The clearing and depository operations of the Company's securities transactions are provided by NFS. At December 31, 2021, all securities owned, as reflected in the accompanying consolidated statement of financial condition, are positions in custody with this broker.

The Company's proprietary securities transactions are recorded on a trade date basis. All unsettled proprietary trades on December 31, 2021, were closed subsequent to December 31, 2021.

4 - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through NFS.

At December 31, 2021, the net amount receivable from NFS consisted of the following:

Net Receivable from NFS:	
Commissions and Trade Date Adjustment Receivable	$ 937,772
Clearing and Execution Charges Payable	(442,410)
	$ 495,362

5 - MARGIN LIABILITY PAYABLE TO CLEARING ORGANIZATION

As of December 31, 2021, the Company has a margin liability payable to NFS in the amount of approximately $7.4 million, which is collateralized by approximately $11.8 million of securities owned by the Company.

6 - BORROWED FUNDS

The Company had bank commitments of $5 million at December 31, 2021 on a revolving line of credit. The agreement contains provisions for interest at the 30 day LIBOR rate (0.50% at December 31, 2021) plus 2.25%. The line of credit agreement is subject to periodic renewal and is due to expire in December 2022. There was no outstanding balance on the revolving line of credit at December 31, 2021. The Company is required to meet certain minimum financial covenants under the terms of the line of credit.

7 - RELATED PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expenses consist of overhead cost allocations from its previous Parent and company under common ownership. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The related party incurs the majority of payroll and related taxes, rents, office, and other expenses on its own behalf and on behalf of its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $3.6 million in 2021.

On occasion, the Company receives from and/or advances funds to its Parent and other related parties. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2021, the Company had a receivable due from related parties in the approximate amount of $900,000, which is in the caption "Related Party Receivables" in the accompanying consolidated statement of financial condition.

The Company also has a payable to the Parent in the amount of $660,000, in the form of a non-interest bearing, demand note as well as approximately $865,000 in other related party payables, shown in the caption "Related Party Payables" in the accompanying Consolidated Statement of Financial Condition.

Commissions and Fee Revenues

The Company provides services for a related party (a company under common ownership) for a fee. These fees represent trade execution based on a contractual fee schedule between the entities. The outstanding receivable as of December 31, 2021 was approximately $22,000.

The Company along with its affiliated Trust Company is a party-in-interest under ERISA regulations. As a designated agent for the Trust Company, the Company receives certain mutual fund trailer fees and remits them to the Trust Company periodically. The Company has no obligation to pay these amounts until received.

8 - CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's wholly owned subsidiary, LPA Insurance Agency, Inc, as of December 31, 2021.

Total Assets	$ 1,510
Stockholder's Equity	$ 164,252

Principally, all of the stockholder's equity of the subsidiary is included as an addition to capital in the consolidated computation of the Company's net capital, because the net assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

9 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2021, the Company's net capital under the uniform net capital rule was approximately $5.2 million, which exceeded the minimum capital requirements by approximately $4.5 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021, was 1.98 to 1.

10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations with the clearing broker. As of December 31, 2021, there were no liabilities that the Company is subject to indemnify its clearing broker for losses sustained from customer transactions introduced by the Company.

11 - COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

The Company is named as a defendant in litigation. The matters are subject to many uncertainties, and the outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to these matters as of December 31, 2021. The Company believes the matters are without merit and intends to vigorously defend its positions.

12 – INCOME TAXES

The Company (and its parent company) is taxed as a C Corporation for federal and state income taxation purposes. Accordingly, the Company reported income tax for the year ended December 31, 2021.

The deferred tax assets recognized and included under the caption "Deferred Tax Assets" in the accompanying consolidated statement of financial condition as of December 31, 2021 are as follows:

Deferred Tax Assets

Goodwill and Intangibles	$ 2,313,326
Net Operating Losses	218,865
Total Deferred Tax Assets	$ 2,532,191

The deferred tax asset for Goodwill and Intangibles is a result of the ultimate parent's acquisition of the Company whereby pushdown accounting was not applied to the separate financial statements of the Company. The Company, however, maintains tax Goodwill and Intangibles as a result of the acquisition and accordingly recognizes a corresponding Deferred Tax Asset for the difference in carrying values.

As of December 31, 2021, the Company, on a separate basis, had cumulative U.S. federal NOL carryforwards of approximately $856,000 which is available indefinitely to offset future income tax liabilities with no expiration period and had cumulative U.S. state NOL carryforwards of approximately $377,000. The state NOLs are available to offset future state income tax liabilities and will begin to expire in 2041.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. After considering these factors, management concluded that it was more likely than not that the deferred tax assets would be fully realized, and as a result, no valuation allowance against the deferred tax assets was deemed necessary at December 31, 2021.

The tax-related payable to the Parent as of December 31, 2021 is $179,061.